SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q1 ’19 Earnings Results

I. Performance in Q1 2019 – IFRS Consolidated Financial Data

				(Unit: KRW B)
Item	Q1 18	Q4 18	Q1 19	QoQ	YoY
Quarterly Results
Revenues	5,675	6,948	5,879	-15%	+4%
Operating Income	-98	279	-132	N/A	N/A
Income before Tax	-96	234	-129	N/A	N/A
Net Income	-49	153	-63	N/A	N/A

II. IR Event of Q1 2019 Earnings Results

1. Provider of Information:	IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q1 19 Earnings Results of LG Display

4. Date & Time:	10:00 (KST) on April 24, 2019

5. Venue & Method:	Earnings release conference call in Korean/English

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1) Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2) Main Contact for Disclosure-related Matters:

Daniel Kim, Manager, IR Team (82-2-3777-1010)

3) Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Q1 19 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q1 19 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports First Quarter 2019 Results

SEOUL, Korea (Apr. 24, 2019) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending March 31, 2019.

•

Revenues in the first quarter of 2019 increased by 4% to KRW 5,879 billion from KRW 5,675 billion in the first quarter of 2018 and decreased by 15% from KRW 6,948 billion in the fourth quarter of 2018.

•

Operating loss in the first quarter of 2019 recorded KRW 132 billion. This compares with the operating loss of KRW 98 billion in the first quarter of 2018 and the operating profit of KRW 279 billion in the fourth quarter of 2018.

•	EBITDA in the first quarter of 2019 was KRW 679 billion, compared with EBITDA of KRW 812 billion in the first quarter of 2018 and with EBITDA of KRW 1,134 billion in the fourth quarter of 2018.

•

Net loss in the first quarter of 2019 was KRW 63 billion, compared with the net loss of KRW 49 billion in the first quarter of 2018, and the net income of KRW 153 billion in the fourth quarter of 2018.

LG Display recorded KRW 5,879 billion in revenues in the first quarter of 2019, a quarter-on-quarter decrease of 15% from KRW 6,948 billion, due to a decrease in shipment from low seasonality and the impact of some tight IT component supply issues.

Despite the stabilization of larger size panel pricing during the first quarter of 2019, the company registered KRW 132 billion in operating loss in the first quarter due to a decline in the average price per square meter. This was due to a result of mix impact driven by shipment decrease of small- and mid-sized panels which have relatively higher pricing per square meter.

Panels for TVs accounted for 36% of the revenue in the first quarter of 2019, mobile devices for 25%, tablets and notebook PCs for 22%, and desktop monitors for 17%. Notably, the IT Business Unit of LG Display, which is in charge of panels for monitors, notebook PCs and tablet PCs, generated 39% of the total revenues in the first quarter, surpassing the revenue portion of the TV Business Unit.

LG Display recorded 131% in the liability-to-equity ratio, 98% in the current ratio, and 54% in the net debt-to-equity ratio as of March 31, 2019. The slightly increased ratios of liability-to-equity and net debt-to-equity compared with the previous quarter were mainly due to the company’s mid- to long-term investment into its shift towards a more OLED-focused business structure.

The company will continue to step up its efforts to shift towards a more OLED-focused business structure despite the operating loss in the first quarter. LG Display is the only company in the world that can manufacture OLED panels for the TV, mobile and automotive sectors. In its large-sized OLED panel business in particular, the company reached a break-even point in the second half of last year, and the business accounted for over 20% of total TV panel revenues in 2018. For 2019 it is expected to reach over 30%.

In addition, given that LG Display is making efforts to find opportunities to use OLED panels for various applications such as Automotive, based on the technology’s differentiated advantages, the company’s OLED business is expected to contribute further to profitability.

“We will continue our efforts this year to overcome the challenges that lie ahead as we shift towards a more OLED-focused business structure. We believe that we are on track to build a firm foundation for an OLED-focused business portfolio for future growth, and expect to show solid performance starting from next year,” said Dong-hee Suh, CFO and Senior Vice President of LG Display.

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Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on April 24, 2019 starting at 10:00 a.m. Korea Standard Time to announce the fourth quarter of 2019 earnings results. Investors can listen to the conference call via https://irsvc.teletogether.com/lgdisplay/lgdisplay2019Q1_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal (TFT-LCD) and OLED displays, as well as the global pioneer in OLED lightning. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. It also produces a wide range of OLED light panels for the automotive and interior design sectors. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, Poland, and Vietnam. The company has approximately 54,000 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Heeyeon Kim, Vice President and Head of Investor Relations

Tel: +822-3777-1010

Email: ir@lgdisplay.com

Media Contact:

Young-Jun Son, Vice President and Head of Public Relations

Tel: +822-3777-0974

Email: yjson21@lgdisplay.com

Jean Lee, Senior Manager, Global Communications

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 24, 2019	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President